Exhibit 99.102

ENCORE ENERGY CORP. ANNOUNCES FILING OF PRELIMINARY PROSPECTUS IN CONNECTION WITH $26MM OFFERING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR
DISSEMINATION IN THE UNITED STATES/

CORPUS CHRISTI, TX, March 7, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) is pleased to announce that, further to its news release of March 2, 2022, the Company has filed a preliminary prospectus dated March 7, 2022 in order to qualify the distribution of 17,050,298 units (the “Units”) in the capital of the Company, at a price of $1.53 per Unit (the “Issue Price”) for aggregate gross proceeds of $26,086,955.94 (the “Offering”). Each Unit will be comprised of one common share of the Company (each, a “Common Share”) and one- half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each full Warrant will entitle the holder thereof to purchase one Common Share (each, a “Warrant Share”) at a price of $2.00 for a period of 24 months following the closing date of the Offering (the “Closing Date”). In addition, the Company will also grant the Underwriters (as defined below) an option (the “Over-Allotment Option”) to purchase an additional 2,557,544 Units at the Issue Price, exercisable in whole or in part, for a period of 30 days from and including the Closing Date to cover over-allotments, if any, and for market stabilization purposes. The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option, in whole or in part. The aggregate gross proceeds of the Offering, if the Over-Allotment Option is exercised in full, will be $29,999,998.26.

Pursuant to the terms of an underwriting agreement (the “Underwriting Agreement”) between the Company and Clarus Securities Inc. (“Clarus”), as lead underwriter and sole bookrunner, PI Financial Corp. and Red Cloud Securities Inc. (together with Clarus, the “Underwriters”), the Underwriters will purchase an aggregate of 17,050,298 Units at the Issue Price for aggregate gross proceeds of $26,086,955.94.

The Company intends to use the net proceeds from the Offering to maintain and advance the Company’s material properties, acquire properties, plant upgrades, maintenance and refurbishment, and for general corporate and working capital purposes.

The Units will be offered by way of a short form prospectus to be filed in each of the provinces of Canada, other than Quebec, on a private placement basis in the United States pursuant to the exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), provided by Rule 144A or Rule 506(b) of Regulation D thereunder or in such other manner as to not require registration under the U.S. Securities Act, and in those jurisdictions outside of Canada and the United States which are agreed to by the Company and the Underwriters, where the Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Offering is expected to close on or about March 24, 2022, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

The securities have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About enCore

With approximately 90 Million pounds of U3O8 estimated in the Measured and Indicated Resource categories, and 9 Million pounds of U3O8 estimated in the Inferred Resource category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. For more information, visit www.encoreuranium.com.

Dr. Douglas H. Underhill, CPG, the Company’s Chief Geologist, and a Qualified Person under National Instrument 43 101— Standards of Disclosure for Mineral Projects (“NI 43-101”), has approved the technical disclosure in this news release.

1 Mineral resource estimates are based on technical reports prepared in accordance with NI 43-101 and available on SEDARas well as company websites at www.encoreuranium.com.

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions. Forward- looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; income tax and regulatory matters; the ability of enCore to implement its business strategies; competition; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

SOURCE enCore Energy Corp.

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For further information: William M. Sheriff, Executive Chairman, 972-333-2214,
info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 17:45e 07-MAR-22